UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*

                     GERMAN AMERICAN BANCORP
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                        (Name of Issuer)

                 Common Stock, $10.00 Par Value
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                 (Title of Class of Securities)

                            373865104
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                         (CUSIP Number)

        David G. Buehler
        1227 West 31st Street
        Jasper, Indiana  47546 - (812) 482-5366
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         January 4, 1999
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-l(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David G. Buehler
         SS#  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ X ]
    (b) [   ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

         2

8.  SHARED VOTING POWER

         330,607

9.  SOLE DISPOSITIVE POWER

         2

10. SHARED DISPOSITIVE POWER

         330,607

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         330,607

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES* [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.8%

14. TYPE OF REPORTING PERSON*

         IN

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
CUSIP No. 373865104                             Page  of 52 Pages
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David G. Buehler Charitable Trust, dated December 9,
         1994
         TIN#  35-1967992

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ X ]
    (b) [   ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Indiana, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

         --

8.  SHARED VOTING POWER

         39,690

9.  SOLE DISPOSITIVE POWER

         --

10. SHARED DISPOSITIVE POWER

         39,690

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,690

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES* [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%

14. TYPE OF REPORTING PERSON*

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
CUSIP No. 373865104                             Page  of 52 Pages
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joseph E. Buehler
         SS#  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ X ]
    (b) [   ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

         1,301

8.  SHARED VOTING POWER

         282,888

9.  SOLE DISPOSITIVE POWER

         1,301

10. SHARED DISPOSITIVE POWER

         282,888

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         284,196

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES* [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%

14. TYPE OF REPORTING PERSON*

         IN

1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Buehler Foods, Inc.
         IRS#  35-1074241

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ X ]
    (b) [   ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

         0

8.  SHARED VOTING POWER

         282,842

9.  SOLE DISPOSITIVE POWER

         0

10. SHARED DISPOSITIVE POWER

         282,842

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         282,842

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES* [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%

14. TYPE OF REPORTING PERSON*

ITEM 1.  SECURITY AND ISSUER.

    Title of Security:  Common Stock, $10.00 Par Value

    Issuer:   German American Bancorp
              711 Main Street
              Box 810
              Jasper, Indiana 47546

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(f) David G. Buehler, Brenda Buehler, Joseph E. Buehler, Buehler Foods, Inc., and David G. Buehler Charitable Trust (hereinafter referred to at times collectively as the "reporting persons"). Brenda Buehler is the wife of David G. Buehler. Buehler Foods, Inc. ("BFI") is owned by David G. Buehler and Joseph E. Buehler (through June 30, 1993, David G. owned approximately 54% of BFI and Joseph E. owned approximately 45%. The current percentage ownership is 77% and 23%, respectively). David G. Buehler Charitable Trust is a qualifying private foundation created on December 9, 1994 ("Trust") of which David G. Buehler is the sole Trustee. The reporting persons intend to act together as a group with respect to their shares of Common Stock of the Company.

         David G. Buehler's principal occupation is as President of Buehler Foods, Inc., a company of which he owns approximately 66 percent. His residence address is 1227
    West 31st Street, Jasper, Indiana 47546. David G. Buehler is a citizen of the United States of America.

         Brenda Buehler is the wife of David G. Buehler and her residence address is the same as his given above. Her principal occupation is as a beautician in Washington, Indiana. Brenda Buehler is a citizen of the United States of America.

         Joseph E. Buehler's principal occupation is as Vice President of Buehler Foods, Inc., a company of which he owns approximately 34 percent. His residence address is 1978 East Hillbrook Drive, Jasper, Indiana 47546. Joseph E. Buehler is a citizen of the United States of America.

         Buehler Foods, Inc. is an Indiana corporation engaged in the retail grocery business. The address of Buehler
    Foods, Inc.'s principal offices is 1100 West 12th Street,
    Jasper, Indiana 47546.

         The Trust was established on December 9, 1994, and has been recognized as a qualifying private foundation, exempt from federal income taxation under Section 501(c)(3) of the Internal Revenue Code. Its address is c/o David G. Buehler, Trustee, 1100 West 12th Street, Jasper, Indiana 47546.

         During the last five years, none of the reporting persons has been convicted in a criminal proceeding or has been a party to a civil proceeding relating to federal or state securities laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The event that requires the filing of this Amendment No. 5 is the consummation on January 4, 1999, of the acquisition by the Company of 1st Bancorp ("1st Bancorp"), the holding company for First Federal Bank, a Federal Savings Bank, Vincennes, Indiana. The reporting persons owned an aggregate of 329,261 shares of Common Stock. Prior to the Merger, these 329,261 shares of Common Stock represented 4.9 percent of the outstanding shares of Common Stock. As a consequence of the issuance of 2,040,000 shares of Common Stock to the shareholders of 1st Bancorp in exchange for those shareholders' of 1st Bancorp shares, subsequent to the acquisition the reporting persons owned
    3.8 percent of the outstanding shares of Common Stock. No funds or other consideration were used or are to be used to purchase Common Stock of the Company with respect to this transaction and there is no source of funds with respect to which Item 3 is applicable.

         This Amendment #5 also reports earlier transactions since the filing of Amendment #4.

                Other Changes Since Amendment #4

         Other transactions have occurred since the filing as of March 4, 1997 of Amendment #4 to the Schedule 13D. Those transactions are as follows:

         Stock Purchase.  Subsequent to Amendment #4, Joseph E.
    Buehler purchased 1,000 common shares of the Company on January 23, 1998, with personal funds in the open market at a price of $31.25 per share.

         Dividend Reinvestment Plan. Since the last reported transaction on January 31, 1997, BFI has acquired an aggregate of 6,454.8943 shares, at various prices, under the Company's Dividend Reinvestment and Stock Purchase Plan
    (instituted May, 1995) ( DRIP ), as follows:


    Year or Date    Number of Shares* Price Range*
    April 30, 1997       735.0859    $37.25
    August 20, 1997      634.5546    $43.41
    November 20, 1997    796.6399    $34.75
    1998               4,288.614     $32.27 to $25.90

    *    Not adjusted for stock split or stock dividends.

         Mr. Joseph E. Buehler and his family also acquired shares under the DRIP as follows:

    Year or Date    Number of Shares* Price Range*
    April 30, 1997          .7311    $37.25
    August 20, 1997         .6313    $43.41
    November 20, 1997       .7925    $34.75
    1998                  19.9268    $32.27 to $25.90

    *    Not adjusted for stock split or stock dividends.

         Stock Splits and Stock Dividends.  The
    following shares of the Company were issued to the indicated persons as a result of stock splits or stock dividends declared by the Company as follows:

    BFI:
     12/15/98  5% Stock Dividend       13,468
     12/20/97  5% Stock Dividend       12,622
     11/01/97  3-for-2 Stock Split    125,833

     David G. and Brenda:
     12/15/98  5% Stock Dividend          320
     12/20/97  5% Stock Dividend          305
     11/01/97  2-for-1 Stock Split      3,052

     Joseph:
     12/15/98  5% Stock Dividend           61
     12/20/97  5% Stock Dividend           10
     11/01/97  2-for-1 Stock Split        101

          Other Merger Transactions. On June 1, 1998, the Company completed two (2) merger transactions, resulting in an aggregate issuance of 995,678 shares of Common Stock of the Company: the acquisition by the Company of CSB Bancorp of Petersburg, Indiana, the holding company for Citizens State Bank of Petersburg, Indiana, resulted in the issuance of 928,475 shares of Common Stock, and the acquisition by the Company of FSB Financial Corporation of Francisco,
     Indiana, the holding company for FSB Bank of Francisco, Indiana, resulted in the issuance of 67,203 shares of Common Stock. The reporting persons owned an aggregate of 312,477 shares of Common Stock. Prior to the Merger, these 312,477 shares of Common Stock represented 5.8 percent of the outstanding shares of Common Stock. As a consequence of the issuance of 995,678 shares of Common Stock to the shareholders of CSB Bancorp of Petersburg and FSB Financial Corporation of
     Francisco, subsequent to the acquisition the reporting persons owned 4.9 percent of the outstanding shares of Common Stock. No funds or other consideration were used or are to be used to purchase Common Stock of the Company as a part of these transactions and there is no source of funds with respect to which Item 3 is applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

          The event that requires the filing of this Amendment No. 5 is the consummation on January 4,
     1999, of the acquisition by the Company of Peoples
     Bancorp of Washington, an Indiana corporation and the holding company for The Peoples National Bank and Trust Company, Washington, Indiana, and the issuance of 2,040,000 shares of Common Stock in such acquisition. This Amendment #5 also reports earlier transactions since the filing of Amendment #4.

          Buehler Foods, Inc., David G. Buehler,
     Joseph E. Buehler and the Trust acquired the common stock of the Company owned by them for investment purposes. In the future Buehler Foods, Inc., David G. Buehler, Joseph E. Buehler or Trust may acquire additional shares in the Company for investment purposes from time to time depending upon market conditions and other factors. This statement of purposes and potential actions has remained unchanged since the filing of Amendments
     # 1, 2, 3 and 4. An intention to acquire a limited number of additional shares of the Company was reflected in the original Schedule 13D, which is restated here:

          In the future Buehler Foods, Inc., David G.
     Buehler or Joseph E. Buehler may acquire additional shares in the Company for investment purposes from time to time depending upon market factors and other conditions. At the present time, the reporting persons do not intend to acquire in the aggregate beneficial ownership of more than 15% of the Company's common stock.

          None of the reporting persons has any present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;
     (e)  Any material change in the present
          capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934; or
     (j) Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     (a)-(d).  The following table sets forth the
number and percentage of shares of Common Stock of the Company beneficially owned as of January 4, 1999, by each of the reporting persons, each of whom has sole voting and investment power with respect to such shares except as indicated below:

Beneficial Owner    Number of Shares    Percentage of
                                        Shares

David G. Buehler          330,6081,2,4        3.8%

Brenda Buehler            6,7272               .1%

Joseph E. Buehler         284,1893            3.2%

Buehler Foods, Inc.       282,842             3.2%
Trust                     39,690               .5%

     1    The share totals and percentages include
          282,842 shares owned of record by Buehler
          Foods, Inc., a company owned by David G.
          Buehler and Joseph E. Buehler. The voting and disposition of these 282,842 shares are jointly directed by the owners of Buehler
          Foods, Inc.

     2 David G. Buehler and Brenda Buehler jointly own 6,727 shares, which are included in the share totals and percentages for Ms. Buehler.

     3    Includes 1,301 shares held by Joseph E.
          Buehler in his sole name and 46 shares owned by Joseph E. Buehler's children.

     4    The share totals and percentages include
          39,690 shares owned of record by the David G.
          Buehler Charitable Trust of which David G.
          Buehler is the sole Trustee.

     (e) On June 1, 1998, due to the issuance by the Company of common shares pursuant to a Merger, as described in Item 3 above, the beneficial ownership of these reporting persons ceased to be more than 5% of the Company s shares of Common Stock. As a result of the issuance of additional common shares by the Company on January 4, 1999, pursuant to another Merger, also as described in Item 3 above, the applicable percentage declined further to 3.8%.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER.

    a. 1995 Pledge. On August 11, 1995, BFI pledged to National City Bank, Indiana ("National"), pursuant to a Pledge Agreement, dated August
         11, 1995, 124,054 (approximately 301,577 if
         adjusted for subsequent stock dividends and a stock split) of the common shares of the Company owned by it, to secure obligations under a Credit and Security Agreement by and between BFI and National, dated August 11,
         1995.  As of the date hereof, approximately
         273,402 common shares of the Company are subject to the Pledge Agreement.

    b.   1996 Pledge.  BFI has pledged to United
         Fidelity Bank, fsb ("Bank") pursuant to a Pledge and Security Agreement (Third Party
         Pledgor), dated September 6, 1996, 9,439 of the common shares of the Company owned by it, to secure obligations under a Commercial Term
         Promissory Note, dated September 6, 1996, executed by The Marjorie Buehler Real Estate
         Trust, dated December 12, 1984, in favor of Bank, in the principal amount of $300,000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)  Agreement pursuant to Regulation  240.13d-
         1(f).

    (b)  Agreement pursuant to Regulation  240.13d-
         1(f).

    (c)  Pledge and Security Agreement, dated
         September 6, 1996, executed by Buehler Foods,
         Inc. in favor of The Marjorie Buehler Real
         Estate Trust.

    (d) Pledge Agreement, dated August 11, 1995, by and between Buehler Foods, Inc. and National
         City Bank, Indiana.

         All of the above documents are incorporated by reference from Amendment #4 to Schedule 13D, dated as of March 4, 1997, filed May 19, 1997.
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 19, 1999                                     /s/ David G. Buehler
                          ---------------------------
                          David G. Buehler


                          BRENDA BUEHLER

March 19, 1999                                     /s/ David G. Buehler
                          ---------------------------
                          David G. Buehler, Attorney
                          under Power, dated April 12,
                          1993


March 19, 1999                 JOSEPH E. BUEHLER

                          /s/ David G. Buehler
                          ---------------------------
                          David G. Buehler, Attorney
                          under Power, dated April 12,
                          1993

                          BUEHLER FOODS, INC.

March 19, 1999                                     /s/ David G. Buehler
                          ---------------------------
                          David G. Buehler, President
                          and Attorney under Power,
                          dated April 12, 1993

                          DAVID G. BUEHLER CHARITABLE
                          TRUST, December 9, 1994

March 19, 1999                 /s/ David G. Buehler
                          ---------------------------
                          David G. Buehler, Trustee
                          and Attorney under Power
                          dated May 15, 1997

                          EXHIBIT INDEX



    Description                                       Page Number

Agreement Pursuant to
Regulation  240.13d-1(f) and
Power of Attorney.                              *

Agreement pursuant to
Regulation  240.13d-1(f).                      *

Pledge and Security Agreement, dated
September 6, 1996, executed by
Buehler Foods, Inc. in favor of
The Marjorie Buehler Real Estate Trust.         *

Pledge Agreement, dated August 11, 1995,
by and between Buehler Foods, Inc.
and National City Bank, Indiana.                *



*   Incorporated by reference from Amendment #4 to
    Schedule 13D, dated as of March 4, 1997, filed May
    19, 1997.

         AGREEMENT PURSUANT TO REGULATION 240.13D-1(f)
                      AND POWER OF ATTORNEY

    The undersigned hereby agree and consent to the filing of a single Schedule 13D and any and all amendments thereto with the Securities and Exchange
Commission on behalf of each of them in connection with the beneficial ownership of securities of GAB Bancorp.

    KNOW ALL MEN BY THESE PRESENTS, that each person
whose signature appears below constitutes and appoints
David G. Buehler his true and lawful attorney-in-fact
and agent, with full power of substitution and
resubstitution, for him and in his name, place and
stead, in any and all capacities, to sign any and all
amendments to the Schedule 13D and to file the same,
with all exhibits thereto, and other documents in
connection therewith, with the Securities and Exchange
Commission and any other regulatory authority, granting
unto said attorney-in-fact and agent full power and
authority to do and perform each and every act and
thing requisite and necessary to be done in and about
the premises as fully to all intents and purposes as he
might or could do in person, hereby ratifying and
confirming all that said attorney-in-fact and agent, or
his substitute, may lawfully do or cause to be done by
virtue hereof.
                         /s/ David G. Buehler
                            David G. Buehler

                         /s/ Brenda Buehler
                            Brenda Buehler

                         /s/ Joseph E. Buehler
                            Joseph E. Buehler

                       BUEHLER FOODS, INC.

                       /s/ David G. Buehler, President
                            David G. Buehler, President

April 12, 1993